EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges
	(dollars in thousands, except ratio data)
	Nine months	Year ended December 31,
	ended	(As adjusted)(1)
	September 30,
	2009	2008	2007	2006	2005	2004

Earnings (Loss):
Earnings (loss) before provision for income taxes	$15,400	$(268,891)	$(284,371)	$(264,087)	$(244,553)	$(243,551)
Fixed Charges	58,530	82,930	80,927	59,505	31,813	28,772

Total Earnings (Loss)	$73,930	$(185,961)	$(203,444)	$(204,582)	$(212,740)	$(214,779)

Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$43,958	$62,912	$60,716	$39,606	$17,199	$19,683
Interest expense on portion of rent expense representative of interest	14,572	20,018	20,211	19,899	14,614	9,089

Total Fixed Charges	$58,530	$82,930	$80,927	$59,505	$31,813	$28,772

Ratio of Earnings to Fixed Charges (2)	1.26	—	—	—	—	—

Coverage deficiency (3)(4)(5)	—	$(268,891)	$(284,371)	$(264,087)	$(244,553)	$(243,551)

(1)	The Company adopted FASB ASC Topic 470 effective January 1, 2009 and retrospectively applied FASB ASC Topic 470 to all periods presented.

(2)	The Company’s Ratio of Earnings to Fixed Charges for the nine months ended September 30, 2009 includes a gain on extinguishment debt of $38,873 and a gain on sale of an equity investment of $5,259 and reflects revenues received in connection with the delivery of raxibacumab to the Strategic National Stockpile. These amounts should not be considered indicative of the Company’s future performance for remainder of fiscal year 2009.

(3)	The Company’s Coverage deficiency for 2008 includes a gain on the sale of an equity investment of $32,518 partially offset by a charge for impaired investment of $6,284.

(4)	The Company’s Coverage deficiency for 2006 includes charges for lease termination and restructuring costs of $29,510 partially offset by a gain on the sale of an equity investment of $14,759.

(5)	The Company’s Coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433.